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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

        The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act") and in connection with such notice submits the following information:

Name:	FS Energy and Power Fund
Address of Principal Business Office:	Cira Centre
2929 Arch Street, Suite 675
Philadelphia, PA 19104-2867
Telephone Number:	(215) 495-1150
Name and Address of Agent
For Service of Process:	Michael C. Forman
President and Chief Executive Officer
FS Energy and Power Fund
Cira Centre
2929 Arch Street, Suite 675
Philadelphia, PA 19104-2867

        The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

 SIGNATURE

        Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Philadelphia and the Commonwealth of Pennsylvania on the 30th day of September, 2010.

FS ENERGY AND POWER FUND
By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	President and Chief Executive Officer
Attest:	/s/ Ryan D. Conley
	Name:	Ryan D. Conley
	Title:	Vice President and Secretary

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SIGNATURE